Exhibit 99.2

Veteran Elite Drone Training Services Selects Draganfly to Offer Enhanced Drone Pilot Training to Canadian Veterans

Draganfly will support Canadian veterans by providing them with drone training that will enable them to obtain the necessary certifications.

Los Angeles, CA., June 13, 2023 (GLOBE NEWSWIRE) — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce that Draganfly has been selected by Veterans Elite Drone Training Services (“VEDTS”) to provide enhanced drone pilot training to Canadian veterans for a period of one year, with the option for renewal up to two years.

VEDTS is dedicated to supporting Canadian veterans by providing comprehensive pilot training in drone technology. This partnership will offer an immersive and cutting-edge online virtual ground course for veterans enrolled in VEDTS where they will be able to obtain their advanced Remotely Piloted Aircraft Systems (“RPAS”) license certified by Transport Canada. This certification is a crucial requirement for operating drones commercially.

Draganfly will provide hands-on experience by supplying its drone technology to VEDTS as part of the training. This will enable veterans to familiarize themselves with the equipment and gain valuable flight experience. In addition, VEDTS participants will be able to enroll in specialized training courses for specific use cases, such as industrial applications, where they will receive focused instruction on services like LiDAR, thermal imaging, inspections, magnetometer applications, and more.

“We are thrilled to have been selected by VEDTS,” said Cameron Chell, President and CEO of Draganfly. “Veteran Elite Drone Training Services is such an incredible organization and we are honored to be able to help provide comprehensive pilot training in drone technology to Canadian veterans, giving them the skills and certification necessary to operate drones commercially.”

“VEDTS is dedicated to supporting Canadian veterans through comprehensive pilot training in drone technology. We are excited to enter into this partnership with Draganfly and provide veterans with hands-on experience with their drone technology,” said Michel Latouche, CEO of Veterans Elite Drone Training Services. “This will be instrumental in helping veterans achieve their goal of acquiring comprehensive pilot skills in the rapidly advancing field of drone technology.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the Company being selected by VEdTS to provide enhanced drone pilot training to Canadian veterans. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the previous outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.